UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Avigen, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
053690103
(CUSIP Number)
October 1, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	053690103

1	NAMES OF REPORTING PERSONS Southpaw Credit Opportunity Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		3,436,831

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,436,831

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,436,831

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	11.5%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	053690103

1	NAMES OF REPORTING PERSONS Southpaw Asset Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		3,774,326

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,774,326

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,774,326

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.7%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	053690103

1	NAMES OF REPORTING PERSONS Southpaw Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		3,774,326

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,774,326

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,774,326

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.7%

12	TYPE OF REPORTING PERSON

	OO

CUSIP No.	053690103

1	NAMES OF REPORTING PERSONS Kevin Wyman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		3,774,326

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,774,326

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,774,326

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.7%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No.	053690103

1	NAMES OF REPORTING PERSONS Howard Golden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		3,774,326

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,774,326

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,774,326

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.7%

12	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”) relates to shares of common stock, $0.001 par value (“Common Stock”), of Avigen, Inc. (the “Issuer”), and is being filed on behalf of (i) Southpaw Credit Opportunity Master Fund LP (the “Fund ”), a Cayman Islands limited partnership, (ii) Southpaw Asset Management LP (“Southpaw Management”), a Delaware limited partnership, as the investment manager to the Fund and certain managed accounts (the “Managed Accounts”), (iii) Southpaw Holdings LLC (“Southpaw Holdings”), a Delaware limited liability company, as the general partner of Southpaw Management, (iv) Kevin Wyman, a principal of Southpaw Holdings, and (v) Howard Golden, a principal of Southpaw Holdings (the persons mentioned in (ii) (iii), (iv) and (v) are referred to as “Southpaw,” and together with the Fund, the “Reporting Persons”). All shares of Common Stock are held by the Fund and the Managed Accounts.
Item 1(a) Name of Issuer.
Avigen, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices.
1301 Harbor Bay Parkway
Alameda, California 94502
Item 2(a) Name of Person Filing.
(i) Southpaw Credit Opportunity Master Fund LP (the “Fund”), (ii) Southpaw Asset Management LP (“Southpaw Management”), (iii) Southpaw Holdings LLC (“Southpaw Holdings”), (iv) Kevin Wyman, and (v) Howard Golden.
Item 2(b) Address of Principal Business Office, or, if none, Residence.
Four Greenwich Office Park
Greenwich, CT 06831
Item 2(c) Citizenship or Place of Organization.
The Fund is a Cayman Islands limited partnership. Southpaw Management is a Delaware limited partnership. Southpaw Holdings is a Delaware limited liability company. Mr. Wyman and Mr. Golden are United States citizens.
Item 2(d) Title of Class of Securities.
Common stock $0.001 par value (the “Common Stock”)

Item 2(e) CUSIP Number.
053690103

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4 Ownership.
(a)
The Fund may be deemed the beneficial owner of 3,436,831 shares of Common Stock it holds. Southpaw may be deemed the beneficial owner of 3,774,326 shares of Common Stock held by the Fund and the Managed Accounts.

(b)
The Fund may be deemed the beneficial owner of 11.5%, and Southpaw may be deemed the beneficial owner of 12.7%, of the Issuer’s outstanding shares of Common Stock, which such percentages were calculated by dividing (i) 3,436,831 (the number of shares of Common Stock held by the Fund) and 3,774,326 (the number of shares of Common Stock held by the Fund and the Managed Accounts), respectively, by (ii) 29,831,115 (the number of shares of Common Stock issued and outstanding as of August 5, 2009 as reported in the Issuer’s most recent Form 10-Q filed on August 10, 2009).

(c)
Southpaw has the power to vote and dispose of the 3,774,326 shares of Common Stock held by the Fund and the Managed Accounts. The Fund has the power to vote and dispose of the 3,436,831 shares of Common Stock it holds.

Item 5 Ownership of Five Percent or Less of a Class.
Inapplicable.
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8 Identification and Classification of Members of the Group.
Inapplicable.
Item 9 Notice of Dissolution of Group.
Inapplicable.
Item 10 Certification.
By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits Exhibit 1
Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 5, 2009

Southpaw Credit Opportunity Master Fund LP
By:	Southpaw GP LLC, its general partner

By:	/s/ Howard Golden
	Name:	Howard Golden
	Title:	Managing Member

Southpaw Asset Management LP
By:	Southpaw Holdings LLC, its general partner

By:	/s/ Howard Golden
	Name:	Howard Golden
	Title:	Managing Member

Southpaw Holdings LLC
By:	/s/ Howard Golden
	Name:	Howard Golden
	Title:	Managing Member

/s/ Kevin Wyman
Kevin Wyman

/s/ Howard Golden
Howard Golden

Exhibit Index

Exhibit
No.	Description

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons.